March 26, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention:	Tracey Houser
Angela Connell Laura Crotty Celest Murphy

Re:	JMD Properties, Inc.
Amendment No. 1 to Form 1-A Filed December 11, 2020 File No. 024-11342

Dear Mmes. Houser, Connell, Crotty, and Murphy,

This letter is submitted by Stella Diagnostics, Inc. in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter to Marissa Welner, Director, dated December 22, 2020 with respect to the JMD Properties, Inc. (the “Company”) Amendment No. 1 to Form 1-A filed December 11, 2020. For reference purposes, the text of your letter has been reproduced herein with responses below each numbered comment.

Risk Factors, page 8

1.

We note you have added new risk factors that identify issues that may occur in the future but are not presently material risks to the company. For example, you identify risks related to potential future licensing deals and currency exchange fluctuations in the event you sell products internationally in the future. Per Item 3(b) of Part II of Form 1-A, please revise this section to summarize only the most significant facts that make the offering speculative or substantially risky and avoid generalized statements that are not specific to the issuer.

Response:

In response to the Staff’s comment, we have revised the risk factors to focus on issues that are presently material risks to the Company, including removing generalized statements that are not specific to the Company.

Risk Factors, page 18 (Currently we have only one full-time employee…)

2.

We note your response to our prior comment 3 and the addition of the above risk factor. As drafted the narrative does not sufficiently identify the risk of having only one full time employee and no individual with financial expertise, but merely identifies the issue and provides mitigating language. Please revise to ensure the risk is identified and briefly discussed.

Response:

In response to the Staff’s comment, we have revised the risk factor relating to having only one full time employee and no individual with financial expertise to more clearly identify the risk and remove mitigating language.

1

Dilution, page 32

3.	Please address the following as it relates to your dilution discussion and tabular presentation:

•

Ensure that the historical net tangible book value presented in the disclosure and in the table agrees with your most recently presented balance sheet on a consolidated basis. In this respect, it is unclear how the ($6,485,353) net tangible book value as of September 30, 2020 as disclosed in your narrative discussion states was calculated.

•

It is unclear to us what the ($4,906,323) "pro forma net tangible book value before the Offering" represents and how this amount was determined. In this regard, your table should start with historical net tangible book value and illustrate the dilutive effects of this offering in arriving at pro forma net tangible book value. Please revise accordingly. Further, to the extent that there are material transactions completed after the most recently presented balance sheet for which pro forma financial information is presented, please ensure any pro forma net tangible book value presentation in the disclosure and in the table agrees.

•	Clarify the impact of any conversions of outstanding preferred stock into common shares on your pro forma net tangible book value.
•	Clarify the impact of shares sold by selling shareholders on your pro forma net tangible book value.

Response:

The Company advises the Staff that is has aligned the presentation of the net tangible book value throughout the document. As a result of an adjustment made to properly reflect the accounting for existing imbedded derivatives, the net tangible book value before the Offering has been revised and is now reflected as ($10,451,905). We’ve also clarified, within Footnote (2) of the Funding Level table found under “Dilution” what the conversion effects are under the various funding levels as requested by the Staff. We also clarified the impact of the shares sold by the selling shareholders in Footnote (1) of the Funding Level table by adding the appropriate formula so that the reader can compute the affect at each funding level.

4.	We note your response to our prior comment 6. Please further revise your disclosure on page 32 to explain why existing investors will not suffer dilution as a result of this offering.

Response:

The Company advises the Staff that is has revised the disclosure to clarify by striking language we deemed to be confusing. There is no dilution to the existing shareholders and the sentence inferring that has been removed.

Use of Proceeds, page 33

5.

We note your response to our prior comment 8 and reissue part of the comment. Please revise the Use of Proceeds portion of the Summary on page 6 to be consistent with the Use of Proceeds disclosure on page 33.

Response:

The Company advises the Staff that it has revised Use of Proceeds disclosure to align the sections.

Description of Business

Our Principal Products and Services, page 42

6.

We note the revisions made in response to our prior comment 12 and your assertions on page 5 and 42 that you have "clinical data". However, we further note your statements that such data has not been validated. Please revise your disclosure in all places in which you discuss such data and the performance of your tests to indicate that your data is preliminary and unvalidated and balance the discussion by stating the limitations of the data at this stage in your development.

2

Response:

The Company advises the Staff that it has revised the references to clinical data to clarify that the clinical data is unvalidated.

Intellectual Property, page 44

7.	We note your response to our prior comment 14. Please further revise your disclosure to state the duration of the provisional patent.

Response:

In response to the Staff’s comment, we have revised the disclosure to state the duration of the provisional patent.

Index to Consolidated Financial Statements, page F-1

8.

We note that the financial information provided has been updated through September 30, 2020, subsequent to the merger transaction with Stella Diagnostics, LLC and the divestiture of JMD MHC, LLC to the holders of 90,000 Series A preferred stock and the warrant holders. Please address the following:

•

As the reverse merger transaction with Stella Diagnostics occurred during the period covered by your financial statements, the financial statements included in your filing should be those of the consolidated entity reflecting the continuation of the financial statements of the accounting acquirer (Stella Diagnostics) with an adjustment to reflect the legal capital of the accounting acquiree (JMD Properties). Please revise your financial statements for the nine months ended September 30, 2020 accordingly. Refer to ASC 805-40-45-1 and 45-2 for guidance.

•

Given the reverse merger and determination that Stella Diagnostics is the accounting acquirer, the financial statements for JMD Properties, Inc. for fiscal years 2019 and 2018 and the pro forma financial information reflecting these transactions are no longer required. Accordingly, please remove these from your filing.

Response:

The Company advises the Staff it has revised the financial information contained in the filing to properly reflect the financial statements of the combined entity and the continuation of the financial statements of Stella Diagnostics, Inc. (Accounting Acquiror) in compliance with ASC 804-40-45-1 and 45-2. In addition, the financial statements for JMD Properties, Inc. for fiscal year 2019, fiscal year 2018, and the previously-included proforma information, have been removed from the amended filing.

Consolidated Balance Sheets, page F-14

9.

We note that the spin-out of JMD MHC, LLC occurred on or around August 20, 2020, in connection with the reverse merger with Stella Diagnostics, LLC. As such, it is unclear to us why any assets or liabilities associated with this entity would remain on the balance sheet as of September 30, 2020. Please address this when revising your financial statements to reflect those of the consolidated entity as requested above. Please also address this comment for the consolidated statements of cash flows.

Response:

The Company advises the Staff that all financial information associated with JMD MHC, LLC, the subject of the spin-out that occurred on or about August 20, 2020, have been removed from financial statements and disclosures of the combined entity as reflected in the amended filing.

Note 1 – Organization and basis of accounting, page F-18

10.

As you update your financial statements to present those of the consolidated entity as requested above, please include disclosure that you assumed all of the liabilities of JMD Properties, Inc. as part of the spinoff of JMD MHC, LLC. Refer to the disclosures on page 50.

3

Response:

The Company advises the Staff that is has revised Note 3 to the financial statements included in the amended filing to specifically identify the liabilities assumed by Stella Diagnostics, Inc. (Accounting Acquiror). Said disclosure is made in tabular format in order to facilitate clarity.

Note 9 – Preferred Stock

Series B Preferred, page F-22

11.

You disclose that as of September 30, 2020 you had 4,030,880 shares of Series B preferred stock outstanding. This contradicts your disclosure on page F-18 that your Series preferred shareholders exchanged 100% of their Series B preferred shares for newly issued Series D preferred stock in conjunction with the Stella Diagnostics reverse merger, as well as various disclosures elsewhere in your filing stating that there are no shares of Series B preferred outstanding. Please revise your disclosure to correct this inconsistency. Please also ensure that your Statement of Stockholder's Deficit for the nine months ended September 30, 2020 reflects the correct amount of each class of shares outstanding.

Response:

The Company advises the Staff that in the amended filing it has revised Note 9 – Preferred Stock, to reflect that the 3,449,000 shares of Series B Preferred Stock were exchanged for 827,760 shares of Series D Preferred Stock on August 20, 2020 and that there were no shares of Series B Preferred Stock issued and outstanding on September 30, 2020. We have also adjusted and aligned the Statement of Stockholder’s Deficit for the nine months ended September 30, 2020 to properly reflect the amount of each class of shares outstanding on that date.

Exhibits

12.	We note your response to our prior comment 22; however, we do not find the designations of the Series A, B and D stock of the company listed or filed. Please address in your next amendment.

Response:

In response to the Staff’s comment, we have filed the Series A, B and D designations as Exhibits 2.2, 2.3 and 2.4, respectively.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (646) 349-0916.

Sincerely,

STELLA DIAGNOSTICS, INC.

/s/ Marissa Welner

4